

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15
(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 20, 2018

(Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

New Credit Facility

On December 20, 2018 (the "Funding Date") the previously announced credit agreement (the "New Credit Facility"), among Urban One, Inc. (the "Company"), the lenders party thereto from time to time, Wilmington Trust, National Association, as administrative agent, and TCG Senior Funding L.L.C, as sole lead arranger and sole bookrunner was funded. The New Credit Facility provides up to approximately $192.0 million in term loan borrowings, which was funded in its entirety. The net proceeds of term loan borrowings under the New Credit Facility were used to refinance, repurchase, redeem or otherwise repay the Company's outstanding 9.25% Senior Subordinated Notes due 2020 (the "Notes").

The description of the material terms of the New Credit Facility is hereby incorporated by reference to Item 1.01 of the Company's Current Report filed with the Securities and Exchange Commission (the "SEC") on December 10, 2018.

MGM National Harbor Loan

Concurrently, on December 20, 2018, the previously announced credit agreement, among Urban One Entertainment SPV, LLC (the "Borrower"), the Borrower's immediate parent, Radio One Entertainment Holdings, LLC ("ROEH"), each of which is a wholly owned subsidiary of the Company, the lenders party thereto, Wilmington Trust, National Association, as administrative agent, and TCG Senior Funding L.L.C, as sole lead arranger and sole bookrunner was funded. This credit agreement provides up to approximately $50.0 million in term loan borrowings (the "MGM National Harbor Loan"), which was funded in its entirety. The Company received distributions from the Borrower and ROEH from certain of the net proceeds of the MGM National Harbor Loan.

The description of the MGM National Harbor Loan is hereby incorporated by reference to Item 1.01 of the Company's Current Report filed with the SEC on December 10, 2018.

ITEM 8.01. Other Events.

On December 20, 2018, the Company issued a press release announcing the early settlement date for its cash tender offer for any and all of the Notes outstanding, the repurchase of approximately $29.7 million in principal amount of Notes from certain lenders under the new credit facilities and the funding of the previously announced new credit facilities. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press release dated December 20, 2018

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 hereto includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this Form 8-K. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 8-K, S-3 and other filings with the Securities and Exchange Commission. The Company does not undertake any duty to update any forward-looking statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

December 20, 2018   Peter D. Thompson

Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE
December 20, 2018   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638

URBAN ONE, INC. ANNOUNCES EARLY SETTLEMENT OF ITS PREVIOUSLY ANNOUNCED TENDER OFFER OF 9.25% SENIOR SUBORDINATED NOTES DUE 2020

WASHINGTON, DC - Urban One, Inc. (the "Company" or "Urban One") (NASDAQ: UONEK and UONE), announced today (the "Early Settlement Date") the early settlement of its previously announced cash tender offer (the "Tender Offer") to purchase any and all of its outstanding 9.25% Senior Subordinated Notes due 2020 (the "Notes").

As reported by D.F. King & Co., Inc., the tender agent and information agent, tenders have been delivered with respect to $213,255,000 aggregate principal amount of the Notes, which Notes had been validly tendered and not validly withdrawn as of 5:00 p.m., New York City time on December 18, 2018 (the "Early Tender Time").

In addition, the Company announced today the funding of the Company's previously announced new credit agreement, which provides approximately $192.0 million in unsecured term loan borrowings, and the funding of the previously announced new credit agreement of certain subsidiaries of the Company, which provides approximately $50.0 million in term loan borrowings.

Concurrently with the Early Settlement Date, the Company is also completing the repurchase at par of approximately $29.7 million aggregate principal amount of Notes from certain lenders under the new credit facilities.

As previously announced, the Tender Offer will expire at 11:59 New York City time on January 3, 2019, unless the Tender Offer is extended or earlier terminated (the "Expiration Time"). Under the terms of the Tender Offer, holders of the Notes who validly tender and do not validly withdraw their Notes after the Early Tender Time but prior to the Expiration Time will receive an amount equal to $1,000.00 per $1,000.00 in principal amount of Notes validly tendered. Holders whose Notes are purchased in the Tender Offer will also be paid accrued and unpaid interest from the most recent interest payment date on the Notes to, but not including, the applicable settlement date.

Immediately following the Early Settlement Date and after giving effect to the direct repurchase of approximately $29.7 million in principal amount of Notes from certain lenders under the new credit facilities, approximately $2.0 million aggregate principal amount of Notes remained outstanding.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

The complete terms and conditions of the Tender Offer are set forth in an Offer to Purchase dated December 4, 2018 (the "Statement") that was sent to holders of the Notes.

The Company's obligation to accept for purchase and to pay for Notes validly tendered and not validly withdrawn pursuant to the Tender Offer, was subject to and conditioned upon the satisfaction of or, where applicable, the Company's waiver of, certain conditions, including a minimum tender condition and a financing condition. As of December 20, 2018, these conditions have been satisfied and the Notes validly tendered and not validly withdrawn as of the Early Tender Time were accepted for purchase by the Issuers.

D.F. King & Co., Inc. is acting as the tender agent and information agent for the Tender Offer. Requests for a copy of the Statement may be directed to D.F. King & Co., Inc. at (212) 269-5550 (for bankers and brokers) or (800) 290-6426 (for all others) or by email at urban1@dfking.com.

Cautionary Information Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 8-K, S-3 and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

About Urban One, Inc.

Urban One, Inc. (www.urban1.com), formerly known as Radio One, Inc., together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns TV One, LLC (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As one of the nation's largest radio broadcasting companies, Urban One currently owns and/or operates 59 broadcast stations (including our HD stations) in 15 urban markets in the United States. Through its controlling interest in Reach Media, Inc. (blackamericaweb.com), the Company also operates syndicated programming including the Tom Joyner Morning Show, Russ Parr Morning Show, Rickey Smiley Morning Show, Get up Morning! with Erica Campbell, DL Hughley Show, Willie Moore Jr Show, Nightly Spirit with Darlene McCoy, Reverend Al Sharpton Show. In addition to its radio and television broadcast assets, Urban One owns Interactive One, LLC (ionedigital.com), the largest digital resource for urban enthusiasts and Blacks, reaching millions each month through its Cassius and BHM Digital platforms. Additionally, One Solution, the Company's branded content agency and studio combines the dynamics of Urban One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.